UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Mobile TeleSystems PJSC

(Name of Issuer)

Common Stock, nominal value 0.1 Russian ruble per share (the “Shares”)

American Depositary Shares, each representing two Shares (the “ADSs”)

(Title of Class of Securities)

6074091 (Shares)

607409109 (ADSs)

(CUSIP Number)

Joint Stock Financial Corporation Sistema

Mokhovaya Str 13, Building 1

Moscow 125009, Russian Federation

Attention: Mikhail Shamolin

t: +7 (495) 228-1500 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

David I. Gottlieb

Cleary Gottlieb Steen & Hamilton LLP

City Place House, 55 Basinghall Street

London EC2V 5EH, England

t: +44 20 7614 2230 f: +44 20 7600 1698

June 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6074091 (Shares)/ 607409109 (ADSs)
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joint Stock Financial Corporation Sistema
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 1,033,404,702
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 1,033,404,702
With	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,404,702
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 51.9%
14		Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema Holding Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cyprus
Number of shares	7	Sole Voting Power 0
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 0
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Closed Joint Stock Company Invest-Sviaz
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 0
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 0
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Limited Liability Partnership VAST
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 0
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 0
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vladimir P. Evtushenkov
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 1,033,404,702
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 1,033,404,702
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,404,702
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 51.9%
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema Finance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of shares	7	Sole Voting Power 176,712,716
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 176,712,716
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 176,712,716
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema Telecom Assets LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 220,467,234
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 220,467,234
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,467,234
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person (See Instructions) CO

This Amendment No. 5 (this “Amendment”) is filed by the persons listed below and amends and supplements the Schedule 13D filed on March 24, 2003, as amended by Amendment No. 1 to the Schedule 13D filed on April 21, 2003, Amendment No. 2 to the Schedule 13D filed on April 30, 2003, Amendment No. 3 to the Schedule 13D filed on December 17, 2004 and Amendment No. 4 to the Schedule 13D filed on December 23, 2005 (as amended, the “Schedule 13D”) with respect to the shares of common stock, par value 0.1 Russian ruble per share (the “Shares”) and American Depositary Shares, each representing two Shares (“ADSs”), of Mobile TeleSystems PJSC (the “Issuer”). The address of the principal executive offices of the Issuer is 4 Marksistskaya Ulitsa, Moscow 109147, Russian Federation. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer
This statement relates to shares of common stock, par value 0.1 Russian ruble per share and American Depositary Shares, each representing two Shares of the Issuer.

Item 2.	Identity and Background

(a) – (c)                  This statement is being filed by (1) Joint Stock Financial Corporation Sistema, an open joint stock company under the laws of the Russian Federation (“Sistema”), (2) Sistema Holding Limited, a corporation under the laws of Cyprus (“Sistema Holding”), (3) Sistema Telecom Assets LLC, a limited liability company formed under the laws of the Russian Federation (“STA”), (4) STA, as successor to Closed Joint Stock Company Invest-Sviaz, a closed joint stock company under the laws of the Russian Federation (“Invest-Sviaz”), (5) STA, as successor to Limited Liability Partnership VAST, a limited liability partnership under the laws of the Russian Federation (“VAST”), (6) Sistema Finance S.A., a corporation organized under the laws of Luxembourg (“Sistema Finance”) and (7) Vladimir P. Evtushenkov (“Mr. Evtushenkov”), a citizen of the Russian Federation.  Sistema, Sistema Holding, STA, Sistema Finance and Mr. Evtushenkov are referred to herein as the “Reporting Persons.”

Sistema is the parent company of the Issuer. The address of Sistema’s principal place of business and office is 13 Mokhovaya Street, building 1, Moscow 125009, Russian Federation. Sistema is the largest public diversified financial corporation in Russia and the CIS, which manages companies in the telecommunications, high technology, energy, radars and aerospace, banking, retail, hotel services and healthcare services sectors, pulp and paper, and agriculture.

Sistema Holding is a wholly owned subsidiary of Sistema Finance, which in turn is a wholly owned subsidiary of Sistema. The address of Sistema Holding’s principal place of business and office is Grigoriou Xenopoulou, 17, Totalserve House, P.C. 3106, Limassol, Cyprus. Sistema Holding’s principal business is commercial activities.

Sistema Finance is a wholly owned subsidiary of Sistema. The address of Sistema Finance’s principal place of business and office is 26, avenue Monterey, Luxembourg, 2163. Sistema Finance’s principal business is to act as a financial holding company.

STA is a subsidiary of Sistema (Sistema holds 99.9998% of STA’s shares). The address of STA’s principal place of business and office is Mokhovaya Str 13, Moscow. STA became the successor of VAST and Invest-Sviaz as a result of an internal reorganization within the Sistema group. STA’s principal business is to act as a financial holding company.

Mr. Evtushenkov is the controlling shareholder of Sistema. His business address is 13, Mokhovaya street, building 1, Moscow, 125009, Russian Federation. Mr. Evtushenkov’s principal occupation is Chairman of the Board of Directors of Sistema, which has its principal business address at 13 Mokhovaya Street, building 1, Moscow, 125009, Russian Federation.

The directors and executive officers of each of Sistema (other than Mr. Evtushenkov), Sistema Holding, Sistema Finance and STA are set forth in Exhibit A attached hereto.  Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)                           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                            Mr. Evtushenkov is a citizen of the Russian Federation.

Item 3.	Source and Amount of Funds or Other Consideration
See Item 4.

Item 4.	Purpose of Transaction

STA became the successor of VAST and Invest-Sviaz after these were merged into STA as a result of an internal reorganization within the Sistema group. The purpose of this merger was to optimize the internal structure of the Sistema group.

On December 27, 2013, Sistema Finance executed a share purchase agreement to acquire 193,473,900 Shares of the Issuer from Sistema Holding (the “Share Purchase Agreement”) for a total cash consideration of €1,378,000,000 (approximately US$1,887,860,000 at April 3, 2014) or €7.12 (approximately US$9.75 at April 3, 2014) per Share. Sistema Finance financed this transaction with the working capital of Sistema group. The transaction closed on April 3, 2014. As a result of this transaction, Sistema Holding ceased to own any Shares of the Issuer. The Share Purchase Agreement is attached hereto as Exhibit C and incorporated herein by reference. In addition, Sistema Finance acquired 13,170,000 Shares in a series of open market purchases on the Moscow Interbank Currency Exchange (MICEX) from September 9, 2013 through December 20, 2013 for a total cash consideration of approximately Russian Rubles 4,156,847,100 (approximately US$126,156,209 at December 20, 2013) or an average of Russian Rubles 315.63 (approximately US$9.57 at December 20, 2013) per Share. The purpose of the transactions was to increase Sistema Finance’s stake in the Issuer. Sistema Finance utilized funds from its working capital to pay for the Shares. Subsequently, on June 20, 2016, Sistema Finance deposited 81,118,778 Shares, (represented by 40,559,389 ADSs) of the Issuer with the depositary under the Issuer’s American Depositary Receipt Program. On June 23, 2016, Sistema Finance executed a sale, pursuant to Rule 144 under the U.S. Securities Act of 1933, of 14,965,592 ADSs (representing 29,931,184 Shares) of the Issuer. Sistema Finance will complete the sale of the ADSs on June 28, 2016.

Subject to the conditions mentioned herein and in the Schedule 13D, the Reporting Persons may acquire additional Shares or ADSs and/or sell or hold Shares or ADSs currently held.  Any actions Sistema or the other Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Shares or ADSs; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Amendment and the Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)  As of June 27, 2016, Sistema held 636,224,752 Shares directly, which represent 31.97% of the Shares outstanding (the “Outstanding Shares”).  Sistema has sole voting and dispositive power with respect to the Shares it holds of record.

As of June 27, 2016, Sistema Finance held 206,643,900 Shares (in the form of Shares and ADSs) directly, which represented 10.38% of the Outstanding Shares. On June 28, 2016, Sistema Finance will complete the sale of 14,965,592 ADSs (representing 29,931,184 Shares) of the Issuer. As a result of this transaction, Sistema Finance will hold 176,712,716 Shares (in the form of Shares and ADSs) directly, which represent 8.88% of the Outstanding Shares. Sistema Finance has sole voting and dispositive power with respect to the Shares and ADSs it holds of record. As the controlling shareholder of Sistema Finance, Sistema may be deemed to beneficially own any Shares or ADSs Sistema Finance holds of record.

As of June 27, 2016, STA held 220,467,234 Shares directly, which represent 11.08% of the Outstanding Shares.  STA has sole voting and dispositive power with respect to the Shares it holds of record.  As the sole shareholder of STA, Sistema may be deemed to beneficially own any Shares STA holds of record.

As of June 27, 2016, Mr. Evtushenkov did not hold any Shares directly. As the controlling shareholder of Sistema, Mr. Evtushenkov may be deemed to beneficially own any Shares Sistema holds directly or beneficially.

As of June 27, 2016, Mr. Andrey Dubovskov held 350,718 Shares directly, which represent 0.01762% of the Outstanding Shares, and options to purchase 316,354 Shares (which are exercisable in 2017, 2018 and 2019), which represent 0.01590% of the Outstanding Shares. Mr. Dubovskov has sole voting and dispositive power with respect to the Shares he holds of record and, upon exercise of his options, Mr. Dubovskov would have sole voting and dispositive power with respect to the Shares he would hold of record upon such exercise. Prior to the exercise of his options and receipt of such Shares, however, Mr. Mr. Dubovskov does not have the power to vote or direct the vote of the Shares subject to his options.

As of June 27, 2016, Mr. Vsevolod Rozanov held 72,792 Shares directly, which represent 0.00366% of the Outstanding Shares. Mr. Rozanov has sole voting and dispositive power with respect to the Shares he holds of record.

Except as set forth in this Item 5(a)-(b) of this Amendment, to the knowledge of the Reporting Persons, none of the persons set forth in Exhibit A held any Shares directly or has the right to vote or dispose of any Shares held by Sistema, Sistema Finance or STA as of June 27, 2016.

The Reporting Persons may be deemed to be a group in relation to their respective holdings of Shares.  The Reporting Persons do not affirm the existence of a group.

Except as set forth in this Item 5(a)-(b) of this Amendment and the Schedule 13D, each of the persons named in this Item 5(a)-(b) of this Amendment and the Schedule 13D disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b) of this Amendment and the Schedule 13D.

(c)  Mr. Yuri Krupitskiy sold 220 Shares on June 7, 2016 at a price of Russian Rubles 264.5 per Share (approximately US$4.020 at June 7, 2016) on the Moscow Exchange through a broker.

Except as set in this Amendment and the Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has effected any transaction in the Shares during the past 60 days.

(d)  Except as set forth in this Amendment and the Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e)  As a result of the internal reorganization mentioned under item 4, on August 4, 2010 and August 2, 2010, VAST and Invest-Svyaz, respectively, ceased to be the beneficial owners of more than five percent of the Outstanding Shares.

As result of Share Purchase Agreement, on April 3, 2014, Sistema Holding ceased to be the beneficial owner of more than five percent of the Outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer The Share Purchase Agreement is attached hereto as Exhibit C and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit A Directors and Officers of Sistema, Sistema Holding, Sistema Finance and STA
Exhibit B Joint Filing Agreement
Exhibit C Share Purchase Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2016

JOINT STOCK FINANCIAL CORPORATION SISTEMA

By:	/s/ Mikhail Shamolin
Name:	Mikhail Shamolin
Its:	Chief Executive Officer

SISTEMA HOLDING LIMITED

By:	/s/ Sergey Drozdov
Name:	Sergey Drozdov
Its:	Director

SISTEMA FINANCE S.A.

By:	/s/ Emile Wirtz
Name:	Emile Wirtz
Its:	Director

SISTEMA TELECOM ASSETS LLC, for itself and as successor to CLOSED JOINT STOCK COMPANY INVEST-SVIAZ and LIMITED LIABILITY PARTNERSHIP VAST
By:	/s/ Natalia Koroleva
Name:	Natalia Koroleva
Its:	General Director

/s/ Vladimir P. Evtushenkov
Vladimir P. Evtushenkov

EXHIBIT INDEX

Exhibit A (99.1)	Directors and Officers of Sistema, Sistema Holding, Sistema Finance and STA

Exhibit B (99.2)	Joint Filing Agreement

Exhibit C (99.3)	Share Purchase Agreement